October 11, 2022

Office of Life Sciences

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Dillon Hagius

Jason Drory

Li Xiao

Daniel Gordon

Re:	Legend Biotech Corporation

Form 20-F for Fiscal Year Ended December 31, 2021

Response Dated September 30, 2022

File No. 001-39307

Ladies and Gentlemen:

On behalf of our client Legend Biotech Corporation (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 6, 2022 on the Company’s Form 20-F for its fiscal year ended December 31, 2021 filed on March 31, 2022 (the “Form 20-F”).

The Company intends to implement the responses and disclosures noted below by amending the Form 20-F in the future (the “Amended Form 20-F”). Each of the Staff’s comments are repeated below in bold, followed by the Company’s response to the comments.

Form 20-F for Fiscal Year Ended December 31, 2021

Certain Information, page 1

1. We note that your response to comment 1 and re-issue in part. Please clarify that the “legal and operational” risks associated with operating in China also apply to operations in Hong Kong and Macau.

Response to Comment 1:

In response to the Staff’s comment, the Company will further revise the disclosure on page 1 of the Amended Form 20-F as follows in italics:

“CERTAIN INFORMATION

In this Annual Report on Form 20-F, unless otherwise indicated or the context otherwise requires, “Legend Biotech” refers to Legend Biotech Corporation, a Cayman Islands holding company, “PRC subsidiaries” refer to Legend Biotech’s subsidiaries incorporated in the PRC (as defined below) and “we,” “us,” “our,” and the “Company” refer to Legend Biotech and its consolidated subsidiaries. References to “GenScript” or “Genscript” refer to Genscript Biotech Corporation, our majority stockholder.

This Annual Report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Unless otherwise noted, translations of Renminbi amounts into U.S. dollars in this Annual Report are made based on an exchange rate of RMB 6.38 to $1.00, which is the exchange rate as of December 31, 2021 as published by the People’s Bank of China.

Various amounts and percentages set out in this document have been rounded and, accordingly, may account for apparent discrepancies in the tables appearing herein. Unless otherwise indicated or the context otherwise requires, references in this Annual Report to:

•	“ADSs” are to the American depositary shares, each of which represents two of our ordinary shares;

•	“ADRs” are to the American depositary receipts that evidence the ADSs;

•

“China” or “PRC” refers to the People’s Republic of China, and solely in the context of describing PRC rules, laws, regulations and other legal and tax matters, excludes rules, laws, regulations and other legal and tax matters of the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, however, the legal and operational risks discussed by the Company with respect to operating in the PRC throughout this filing also apply to Hong Kong and Macau; “Greater China” does not exclude the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“ordinary shares” are to ordinary shares of our company, par value $0.0001 per share;

•	“Renminbi” or “RMB” refers to the legal currency of the PRC;

•	“Series A Preference Shares” are to the Series A preference shares, par value $0.0001 per share; and

•	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States.

For our organization structure as of the date of this annual report, see “Item 4. Information on the Company—C. Organizational Structure.”

The Company will also discuss any commensurate laws and regulations in Hong Kong and Macau, where applicable throughout its filing, and the risks and consequences to the Company associated with those laws and regulations.

D. Risk Factors

Risk Factors Summary, page 4

2. Please revise your summary of risk factors so that you disclose the risks that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Moreover, in the summary of risk factors, please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Response to Comment 2:

In response to the Staff’s comment, the Company will further revise its list of Risks Related to Doing Business in China in its summary of risk factors in the Amended Form 20-F as follows in italics:

“Risks Related to Doing Business in China

•	Risks related to doing business in China, including the impact of extensive Chinese regulation on the pharmaceutical industry.

•	The heightened level of government involvement in the Chinese economy and uncertainties regarding legal protections in the PRC legal system.

•

PRC governmental authorities may intervene or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.

•	The adverse effect of an ongoing investigation involving our majority shareholder and former CEO and chairman.

•

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

•

The PRC government may exert more control over offerings conducted outside the PRC and/or investment by non-PRC investors in issuers with operations in China, which could materially and adversely affect our operations in the PRC, and could significantly limit, delay or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For example, the approval of, or filing or other procedures with, the CSRC or other governmental authority may be required in connection with issuing our equity securities outside of the PRC under Chinese law, and, if required, we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures.

•

The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, or the PCAOB, and, as such, our investors are deprived of the benefits of such inspection. Our ADSs may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years as we were identified by the SEC as a Commission-Identified Issuer on May 4, 2022, or two consecutive years if the AHFCAA is enacted. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives investors of the benefits of such inspections. PRC governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of our ADSs.

•

PRC regulations relating to its offshore investment activities by PRC residents and enterprises may increase our administrative burden and restrict our sino-foreign and cross-border investment activity.

•	Monetary, economic, political, environmental, social, and trade disputes between the U.S. and China.

•	The heightened level of actions by the U.S. Department of Commerce targeting Chinese companies.”

In addition, the Company respectfully wishes to clarify for the Staff that, while the Company has operations in China, the majority of the Company’s operations are not in China. Rather, the majority of the Company’s operations are in the United States. Specifically, the Company is headquartered in New Jersey, United States of America. For the year ended December 31, 2021, less than 20% of the Company’s operating expenses were generated in China, and the Company expects that percentage to continue to decrease in future years. During the year ended December 31, 2021, less than $4 million of the Company’s revenue was generated in China, and the Company does not expect significant revenue to be generated by its China operations in the future.

The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting…, page 69

3. We note your response to comment 10, including your disclosure discussing the August 26, 2022 Statement of Protocol. Please revise your disclosure to clarify that the PCAOB will be required to reassess its determinations by the end of 2022.

Response to Comment 3:

In response to the Staff’s comment, the Company will further revise the referenced risk factor in the Amended 20-F, as follows in italics:

“The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, or the PCAOB, and, as such, our investors are deprived of the benefits of such inspection. Our ADSs may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years as we were identified by the SEC as a Commission-Identified Issuer on May 4, 2022, or two consecutive years if the AHFCAA is enacted. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives investors of the benefits of such inspections.

As an auditor of U.S. publicly traded companies and a PCAOB-registered accounting firm, the independent registered public accounting firm that issued the audit report included in this Annual Report is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

PCAOB inspections are able to identify deficiencies in the inspected firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections of our auditor.

The inability of the PCAOB to conduct an inspection of our auditor makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Accordingly, investors may have a lower level of confidence in our reported financial information and procedures and the quality of our financial statements than if our auditor were subject to PCAOB inspections.

Further, U.S. legislators and regulators have in recent years voiced concerns about risks associated with investing in companies that are based in or have substantial operations in emerging markets, including China. In particular, lawmakers have highlighted the increased risks associated with companies whose independent auditors are unable to be inspected by the PCAOB. As part of this continued focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, the U.S. president signed the HFCA Act into law. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the “Holding Foreign Companies Accountable Act.” Rule 6100 provides a framework for the PCAOB to use to determine whether it is unable to inspect or investigate registered public accounting firms located in a jurisdiction outside of the United States because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted final rules implementing the HFCA Act.

The HFCA Act requires the SEC to identify and maintain a list of U.S. listed companies whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of restrictions imposed by the authorities in a jurisdiction outside of the U.S.. The HFCA Act also requires SEC-identified public companies to (i) submit documentation establishing that the company is not owned or controlled by a governmental entity in the jurisdiction that restricts PCAOB inspections and (ii) make certain additional disclosures in their SEC filings regarding, among other things, the fact that the PCAOB is unable to inspect its audit firm, the percentage of the company’s shares owned by governmental entities in such jurisdiction outside of the U.S., whether governmental entities in such jurisdiction outside of the U.S. have a controlling financial interest with respect to the company, the name of any Chinese Communist Party members on the company’s board of directors, and whether there are any charters of the Chinese Communist Party included in the company’s organizational documents (including the text of any such charter). For issuers remaining on the SEC-identified companies list for three consecutive years, the securities of such company would be prohibited from trading on a U.S. national securities exchange, such as The Nasdaq Global Select Market, or in U.S. over-the-counter markets.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by local authorities. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign the amended bills into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bills to make the amendment into law, or at all. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The Statement of Protocol gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. In addition, the Statement of Protocol grants the PCAOB direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. While significant, the Statement of Protocol is only a first step. Uncertainties still exist as to whether and how this new Statement of Protocol will be implemented. The PCAOB is also required to reassess its determinations discussed above by the end of 2022.

Our auditor for the fiscal years ended December 31, 2021 and 2020, Ernst & Young Hua Ming LLP, is an independent registered public accounting firm that issues the audit reports included elsewhere in this annual report. Ernst & Young Hua Ming LLP is subject to the determinations announced by the PCAOB, and the PCAOB has been and currently is unable to inspect Ernst & Young Hua Ming LLP and we were conclusively identified as a “Commission-Identified Issuer” on May 4, 2022. On May 3, 2022, our Audit Committee (i) resolved that Ernst & Young Hua Ming LLP would resign as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting to be filed with the SEC, effective on June 1, 2022 and (ii) approved the engagement of Ernst & Young LLP, located in the United States, as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting for the fiscal year ended December 31, 2022 to be filed with the SEC and the Company subsequently entered into an engagement letter with Ernst & Young LLP. However, there are no guarantees that engaging Ernst & Young LLP will remove us from being a “Commission-Identified Issuer”. Ernst & Young LLP must still be able to produce any audit work papers upon any PCAOB inspection or investigative demand and making any relevant audit personnel available to the PCAOB upon inspection or investigative demand. The failure of Ernst & Young LLP to meet any of its legal or professional obligations with respect to PCAOB inspection and investigative demands, or the failure of the Ernst & Young LLP to comply with all applicable audit standards could result in significant liability for us or result in the delisting of our securities pursuant to the HFCA Act.

The enactment of the HFCA Act and AHFCAA and the implications of any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, and the market price of our ADSs could be materially adversely affected. Any actions that Legend Biotech takes in response to the HFCA Act and compliance with the requirements of the HFCA Act for so long as Legend Biotech remains an SEC-identified company may require Legend Biotech to incur additional legal, accounting and other expenses, which may be significant.”

If you have any questions regarding this submission, please contact Divakar Gupta at +212 479-6474 (dgupta@cooley.com) or Mark Ballantyne at +703 456-8084 (mballantyne@cooley.com).

Thank you for your time and attention.

Sincerely yours,

By:	/s/ Divakar Gupta
Divakar Gupta

cc:	Ying Huang, Chief Executive Officer

Marc L. Harrison, General Counsel

Legend Biotech Corporation

Mark Ballantyne, Partner

Cooley LLP